January 28, 2005

BY FACSIMILE AND U.S. MAIL
Mark C. Amorosi, Esquire
Kirkpatrick & Lockhart Nicholson Graham LLP
1800 Massachusetts Avenue, N.W., Suite 200
Washington, D.C. 20036-1221

	Re:  AXA Enterprise Funds Trust
	        333-121788; 811-21695

Dear Mr. Amorosi:

	We have reviewed the registration statement on Form N-1A for the
AXA Enterprise Funds Trust filed with the Securities and Exchange
Commission on December 30, 2004.   We have the following comments:

PROSPECTUS

      It is the staff`s position that all footnotes to the fee table should come after the "Annual Fund Operating Expenses" section and not between the two parts of the fee table. Accordingly, please move all footnotes to the end of the fee table.

      Please identify the strategy for the Growth and Income Fund that will permit it to achieve the income component, even as a secondary strategy, of its total return investment goal.

      For the Global Financial Services Fund and the Global
Socially
Responsive Fund, please add to the strategy disclosure the fund`s commitment to invest in global issuers.

      Please disclose the maturity parameters for the securities purchased by the Government Securities Fund and the High-Yield
Bond
Fund.

      Please disclose any credit parameters in the strategy disclosure for the Tax-Exempt Income Fund.

      Under the heading "More About Investment Strategies & Risks," the disclosure regarding Special Situations Risk and Unseasoned Companies Risk states that "[c]ertain funds may" face exposure to these risks. Please specifically identify the funds in this risk disclosure. Likewise, the disclosure regarding Initial Public Offerings ("IPOs") states that "[some] of the funds may participate" in IPOs. Please specifically identify those funds.

      Under the heading "Management Team: The Manager," the second paragraph contains language which states that "AXA Equitable * * * uses systems to strengthen its evaluation * * * ." Please explain the concept of "systems."

      Item 5(a)(2) of Form N-1A asks for disclosure of the portfolio managers` past 5 years business experience. Please provide more specificity for Mr. Boksen, Mr. Bickerstaff, Mr. Blum, Mr. Burlingame, Mr. Leonard, Mr. Vicinelli, Mr. Barach, Mr. Scholl, and
Mr. Staples.

      In the section entitled "How Fund Shares Are Priced," please disclose the valuation policy for small capitalization and emerging market securities. In addition, please disclose the effects of using fair value pricing. See Instruction to Item 6(a) (1) of Form N-
1A.

STATEMENT OF ADDITIONAL INFORMATION

      In the section entitled "Portfolio Holdings," please add disclosure of:

(1) any conditions or restrictions placed on the use of portfolio information, Item 11(f)(1)(ii),
(2) the procedures that the fund uses to ensure that disclosure of this information is in the best interests of fund shareholders and the procedures to address conflicts of interest in this regard, Item
11(f)(1)(vi), and
(3) the manner in which the board of directors exercises oversight of portfolio holdings disclosure, Item 11(f)(1)(vii) of Fund N-1A.

In addition, please confirm supplementally that the fund does not disclose its portfolio holdings to the media, pricing services, auditors, law firms, proxy voting services or other entities not disclosed in the Statement of Additional Information. See Item 11(f)(1)(i) of Form N-1A.

	Please disclose the number of meetings held by the Nominating and Compensation Committee and the Valuation Committee of the predecessor fund during the previous fiscal year. See Item
12(b)(2)(iii) of Form N-1A. In addition, please disclose whether the
Nominating Committee will consider shareholder nominees. See item 12(b)2)(iv) of Form N-1A.

GENERAL

		Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to a fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the fund is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in our review of your filing or in response to our comments on your filing.

	 We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any further pre-effective amendments.

*		*		*

	You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act of 1933. Please provide a response to all comments. Where no change will be made in response to a comment, please say so in a supplemental letter and state the basis for your position.

	The staff may have further comments upon review of your response to these comments and the completion of omitted items. If you have questions regarding these comments, please feel free to call me at
(202) 942-0638.



							Yours very truly,



							Linda B. Stirling
							Senior Counsel
							Branch 22
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Mark C. Amorosi, Esquire
January 28, 2005
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